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                           July 24, 2023

       Jessica Pan
       Chief Financial Officer
       Himax Technologies, Inc.
       No. 26 Zih Lian Road
       Sinshih District, Tainan City 74148
       Taiwan, Republic of China

                                                        Re: Himax Technologies,
Inc.
                                                            Form 6-K Filed
February 9, 2023
                                                            Response Filed June
29, 2023
                                                            File No. 000-51847

       Dear Jessica Pan:

              We have reviewed your June 29, 2023 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 8, 2023 letter.

       Form 6-K filed on February 9, 2023

       Exhibit 99.1, page 1

   1. We have considered your response to prior comment 1; however, we continue to believe cash compensation paid
to employees is a normal operating expense necessary to operate your business and
excluding such costs from your non-IFRS financial measures is inconsistent with
Question 100.01 of the Compliance & Disclosure Interpretations on
                                                        Non-GAAP Financial
Measures and Regulation G. Please revise your non-IFRS
                                                        measures in future
filings to remove this adjustment.
 Jessica Pan
Himax Technologies, Inc.
July 24, 2023
Page 2

        You may contact Andri Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709
if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJessica Pan                          Sincerely,
Comapany NameHimax Technologies, Inc.
                                                       Division of Corporation
Finance
July 24, 2023 Page 2                                   Office of Manufacturing
FirstName LastName